Registration No. 333-264388

Filed Pursuant to Rule 433

Dated March 15, 2024

News

FOR IMMEDIATE RELEASE

BMO Announces the Reverse Split of Three Series of ETNs

NEW YORK, March 15, 2024 – Bank of Montreal (TSX:BMO)(NYSE:BMO) announced today that it will implement a 1-for-10 reverse split of three series of its outstanding exchange traded notes, as listed in the table below (the “ETNs” or “Notes”), expected to be effective as of March 25, 2024 (the “effective date,” or the “ex date”).

The table below indicates the ETNs that will be subject to the reverse split, their trading symbols, their current CUSIP numbers, and the CUSIP numbers that they will receive after giving effect to the reverse split:

ETNs	Ticker Symbol	Current CUSIP / New CUSIP
MicroSectorsTM FANG & Innovation -3X Inverse Leveraged ETNs due June 28, 2041	BERZ	063679591/ 063679450

MicroSectorsTM FANG+ Index -3X Inverse Leveraged ETNs due January 8, 2038	FNGD	06367V204 / 06367V402

MicroSectorsTM Travel -3X Inverse Leveraged ETNs due May 29, 2042	FLYD	06368J101 / 06368J309

The reverse split will be effective at the open of trading on March 25, 2024. Each ETN will begin trading on the NYSE Arca on a reverse split-adjusted basis on that date. Holders of an ETN who purchased that ETN prior to March 25, 2024 will receive one reverse split-adjusted ETN for every 10 pre-reverse split ETNs.

In addition, investors that hold a number of ETNs that are not evenly divisible by 10 will receive a cash payment for any fractional ETNs remaining (the "partials"). The cash amount due on any partials will be determined on March 28, 2024 and will equal, for each remaining ETN, its closing indicative value on that date. Bank of Montreal will pay these amounts on or about April 3, 2024.

The closing indicative value of each ETN on March 22, 2024 will be multiplied by 10 to determine the reverse split-adjusted closing indicative value. Following the reverse split, the ETNs will have a new CUSIP, as set forth above, but will continue to trade under their current ticker symbols.

The reverse splits will affect the trading denominations of the ETNs, but they will not affect the aggregate principal amount of the ETNs, except that the aggregate principal amount will be reduced by the corresponding aggregate amount of any cash payments for the "partials."

Illustration of a Reverse Split

The following table shows the effect of the 1-for-10 reverse split on the hypothetical closing indicative value of the ETNs. The closing indicative value of an ETN is not the same as its principal amount or the trading price of that ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$10.00	$1,000,000
1-for-10 Post-Reverse Split	10,000	$100.00	$1,000,000

None of the other exchange traded notes issued by Bank of Montreal are affected by this announcement.

The ETNs are senior, unsecured debt obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The leveraged ETNs discussed in this press release are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct short investment in the index underlying those ETNs. An investment in the ETNs is subject to significant risks. Investors should proceed with extreme caution in considering an investment in the ETNs.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs discussed in this press release. Please read those documents and the other documents relating to the ETNs that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the ETNs. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offerings of the ETNs, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX Shares

REX is an innovative ETF provider that specializes in alternative-strategy ETFs and ETNs. The firm created the MicroSectors™ and co-created the T-REX product lines of leveraged and inverse tools for traders. The firm is rooted in decades of experience building inventive solutions that solve for a range of specific challenges in investor and trader portfolios.

For more information, please visit www.rexshares.com or http://www.microsectors.com.

Follow REX (@REXShares) and MicroSectors (@msectors) on Twitter.

REX Media Contacts: media@rexshares.com

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.3 trillion as of January 31, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

BMO Media Contact: Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com